Peoples Bancorp, Inc.

138 Putnam Street

Marietta, Ohio 45750

January 27, 2015

VIA EDGAR

Michael R. Clampitt

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Peoples Bancorp Inc.

Registration Statement on Form S-4

Filed October 3, 2014, As Amended on November 11, 2014, December 9, 2014, January 5, 2015, January 23, 2015 and January 27, 2015

File Number 333- 199152

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Peoples Bancorp Inc., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern time, on January 27, 2015, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	neither the Registrant nor NB&T Financial Group, Inc. has experienced an adverse material change to their results of operations and financial condition since September 30, 2014, the date of most recent financial information included in the Registration Statement;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify David J. Lavan, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (202) 372-9122 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Peoples Bancorp Inc.

By:	/s/ M. Ryan Kirkham
Name:	M. Ryan Kirkham, Esq.
Title:	Corporate Counsel